Tanaka Capital Management Announces #1 Ranking Year To Date Through April 2021 For The Tanaka Growth Fund In Multicap Core Mutual Fund Category Following Its #1 Ranking For All of 2020

35.6% Return Almost Triples Refinitiv Lipper Category Average of 12.0%

NEWS PROVIDED BY

Tanaka Capital Management →

May 24, 2021, 08:30 ET

NEW YORK, May 24, 2021 /PRNewswire/ -- Tanaka Capital Management today announced that as published in the Wall Street Journal on May 10, 2021, the TANAKA Growth Fund (TGFRX) was ranked #1 by Refinitiv Lipper in its Multicap Core category of 673 mutual funds for the year to date through April 2021. The Fund's total return was 35.6%, compared to the Refinitiv Lipper category average of 12.0%. This compared with the Fund's benchmark Wilshire 2500 Growth index total return of 9.9% year to date and 11.8% for the S&P 500 for the same period.

"We are pleased with our successive #1 rankings for all of 2020 and so far this year. Our year to date performance has been driven by a nice variety of contributors, with two stocks up over 135% (Biotech and Specialty Materials), 5 stocks up over 37% (semiconductor equipment, uranium, financial, private equity and pharmaceuticals), one up over 22% (specialty insurance) and 4 stocks up 12-19% (social media, consumer, semiconductor equipment and defense). We are encouraged that our



category leading returns have been generated despite profit taking declines in some of our long term Platform Growth Companies in the last few weeks. We believe these steady Growth stocks will come back to produce better relative returns when the economic rebound slows down later this year and in 2022," said Graham Tanaka, President of Tanaka Capital Management.

"Our expertise in picking the best companies across multiple industries is grounded on selecting those with proprietary platforms that generate successive products and services that can disrupt markets and deliver durable long-term growth," said Benjamin Bratt, Vice President of Tanaka Capital Management as well as Chief Financial Officer and Chief Compliance Officer of the TANAKA Growth Fund. "This active management approach to our portfolio has led to outsized total returns relative to other funds in our category and passive funds such as ETFs, which has, in turn, helped our Fund shareholders and managed account clients continue to win."

"We also wish to honor and recognize Thomas Schwarz who recently passed away. Tom is well known for helping to guide Dunkin' Donuts to become a great American success story," said Graham Tanaka. "Tom served as President of Dunkin' Donuts and was a source of branded product innovation, including helping to originate successful new menu offerings, such of the company's Munchkins® Donut Hole Treats, and helped propel the company into an exemplary example of a Platform Growth company. We have been fortunate that Tom generously contributed his guidance and support as Director of the TANAKA Growth Fund for over 22 years since its inception in 1998."

Available for Business Media Interviews for Expertise in Technology, Biotech and other Durable Growth Stocks
Graham Tanaka has made numerous television appearances on CNBC, Bloomberg Television, Reuters Television, and Yahoo Finance Live and been quoted in the Wall Street Journal and numerous other business publications due to his expertise in discovering platform companies that can grow significantly for many years. He was most recently interviewed by Reuters on March 12, 2021 for his insights on the stock market, inflation and interest rate trends when he also noted some of his stock ideas which have led to the Fund's top returns. He is available for interviews with business media seeking his expert commentary and his investment views on such companies as AFLAC, Intel, Dunkin' Donuts, Subaru, Novellus, ASML, Pfizer, Qualcomm, Apple, Tesla, and Amyris, all of which he identified and invested in early.

The TANAKA Growth Fund is currently open to new mutual fund investors. Investors can call 1-877-4TANAKA directly. The Fund is also available through Fidelity, Charles Schwab, TD Ameritrade, Vanguard, Wells Fargo, UBS, LPL Financial Services, Pershing, and Janney Montgomery Scott.

Note to Editors: Please see news releases issued:

January 21, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking by Lipper in Multicap Core Mutual Fund Category for The TANAKA Growth Fund in 2020".

February 18, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking for January 2021 for The TANAKA Growth Fund in the Multicap Core Mutual Fund Category Following its #1 Ranking for Full Year 2020".

March 18, 2021, entitled, "Graham Tanaka of Tanaka Capital Management Interviewed By Reuters".

March 18, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking Year To Date Through February 2021 For The TANAKA Growth Fund In Multicap Core Mutual Fund Category Following Its #1 Ranking For Full Year 2020".

April 14, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking First Quarter 2021 For The TANAKA Growth Fund In Lipper Multicap Core Mutual Fund Category Following Its #1 Ranking For All of 2020".

About Tanaka Capital Management
Founded in 1986, Tanaka Capital Management is the advisor to the TANAKA Growth Fund and also provides individually tailored investment management to high-net worth individuals, pension plans and endowments. The firm's investment philosophy reflects the view there are always misunderstood companies in the marketplace. It is our job to find these



companies and validate whether they can deliver durable growth for our investors in the years ahead. Tanaka Capital Management is also accepting new clients for privately managed accounts. For more information, please visit www.tanaka.com.

The Fund's past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-877-4TANAKA.

The Fund's prospectus contains important information about the Fund's investment objectives, potential risks, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-877-4TANAKA.

Refinitiv Lipper Inc. - A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested.

Munchkins is a registered trademark of Dunkin' Brands Group, Inc.

Contact:

CapComm Partners (financial communications/investor relations)
Peter DeNardo
peter@capcommpartners.com
+1 (415) 389-6400

SOURCE Tanaka Capital Management

Related Links

http://www.tanaka.com

